December 21, 2007
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Pentair, Inc.
Form 10-K for the year ended December 31, 2006
File No. 000-04689
Dear Mr. Martin:
On behalf of Pentair, Inc., I am writing in response to the staff’s comments with respect to the above-referenced filing from your letter dated November 19, 2007.
Set forth below are the headings and numbered paragraphs from the staff’s November 19th letter, each of which is immediately followed by Pentair’s response, including any required supplemental information.
Form 10-K for the Year Ended December 31, 2006
Note 4: Goodwill and Other Intangible Assets, page 59
1.	Please reconcile the amounts you present in the table on page 59 relating to goodwill acquired in 2006 to the disclosure on pages 6 and page 56-57 where you discuss the acquisitions. The disclosure on these pages appears to indicate that you recorded goodwill of $17.1 million in 2006, while the table in the note shows $15.8 million. Please discuss the reasons for all differences
Response:
We classified our purchase accounting items into two separate line items. “Acquired” was used for acquisitions that occurred during the current calendar year (i.e., 2006 acquisitions). “Purchase accounting adjustments” was used for acquisitions that occurred in a prior year, but that were still within the allocation period.

The $17.1 million on pages 6 and 56-57 is the correct amount. The table on page 59 inadvertently included ($1.3) million that was classified as acquired, but should have been classified as a purchase accounting adjustment. If the ($1.3) million was reclassified accordingly, the table would reflect the correct total of $17.1 million for acquired goodwill and $34.0 million for purchase accounting adjustments. This misclassification will be adjusted prospectively.
2.	Describe to us and revise future filings to disclose the events that gave rise to the purchase accounting goodwill adjustments of $32.7 million in 2006. In particular, clearly describe and quantify the additional transaction costs, the restructuring costs incurred, the valuation of intangible assets, and the reclassification relating to WICOR.
Response:
Adjusted for our response to the staff’s comment #1, set forth below are the purchase accounting adjustments to goodwill of ($34.0) million.

Additional transaction costs	$3.7
Restructuring costs	(1.6)
Valuation of intangible assets	(26.4)
Reclassification relating to WICOR	(9.7)

Total	$(34.0)

Descriptions of the adjustments are as follows:
▪	Additional transaction costs are direct incremental costs related to the acquisitions. They consist primarily of legal and accounting fees.

▪	Restructuring costs of $0.6 million were recorded as liabilities related to exiting activities of acquired companies and costs related to involuntarily terminated and/or relocated employees of the acquired companies in accordance with EITF 95-3. Also included in restructuring costs is the reversal of excess liabilities of ($2.2) million related to involuntarily terminated and/or relocated employees of the acquired companies from acquisitions when the ultimate cost expended was less than the amount recorded as a liability in accordance with EITF 95-3.

▪	The adjustments for valuation of intangible assets relates to our December 1, 2005 acquisition of McLean Thermal Management, Aspen Motion Technologies and Electronic Solutions. At the time of the acquisition, we recorded estimated values for the identifiable intangible assets. During 2006, management completed its analysis of the assets acquired and liabilities assumed, resulting in an increase in the identifiable intangible assets of $26.4 million and a corresponding reduction to goodwill. The identifiable intangible assets primarily consist of customer relationships and brand names which are reflected in the increases in the carrying amount of those assets in the table at the end of Note 4.
The reclassification relating to WICOR is a reclassification between other assets and goodwill. When we acquired WICOR, we assumed certain liabilities which we recorded as part of our purchase accounting. Under the terms of the purchase and sale agreement, WICOR had agreed to indemnify us for these liabilities. During 2006, it came to our attention that we had not recorded the long-term receivable from WICOR related to the indemnification. In 2006, we recorded the long-term receivable of $9.7 million and the corresponding reduction to goodwill. Since the WICOR acquisition occurred in July 2004 and the purchase price allocation period had ended, we deemed this to be an error in our consolidated financial statements. However, this error had no impact on our consolidated financial statements, other than the misclassification between two lines within our noncurrent assets. We used the guidance of SAB 99 and SAB 108 and determined this error to be immaterial to the consolidated financial statements for all annual and interim periods in 2006 and prior years. Specifically, we concluded that the misstatement did not:
•	have an impact on our consolidated financial statements, other than the misclassification between two lines within our noncurrent assets.

•	mask a change in earnings and other trends;

•	hide a failure to meet analysts’ consensus expectations;

•	change a loss into income or vise versa;

•	concern a segment or other portion of our business that has been identified as playing a significant role in our profitability;

•	affect our compliance with regulatory requirements;

•	affect our compliance with loan covenants or other contractual requirements;

•	increase management’s compensation; or

•	involve concealment of an unlawful transaction
We also considered the following factors in our assessment of materiality:
•	potential market reaction to the disclosure of a misstatement by itself; and

•	whether management intentionally misstated items in the financial statements to “manage” reported earnings.
We concluded that there would not be a significant market reaction to the disclosure of a misstatement by itself, and the misstatement was not a result of management “managing” reported earnings.

Based upon this guidance and our analyses, we determined this to be immaterial and therefore considered it appropriate to correct the classification prospectively.
In future filings we will modify our disclosure as follows:

			Foreign Currency
In thousands	December 31, 2005	Acquisitions	Translation	December 31, 2006

Water	$1,433,280	$5,358	$10,823	$1,449,461
Technical Products	284,927	(22,253)	6,637	269,311

Consolidated Total	$1,718,207	$(16,895)	$17,460	$1,718,772

In future filings, we will also clearly describe any purchase accounting adjustments in our acquisition disclosures (pages 6 and 56-57).
3.	Discuss your conclusions that the restructuring costs should result in an adjustment to goodwill. That is, explain how the circumstances reflected the guidance in EITF 95-3.
Response:
The restructuring costs totaling ($1.6) million are equal to (1) $ 0.6 million in severance liabilities for exiting activities primarily related to involuntarily terminating and/or relocating employees from acquired companies of current acquisitions less (2) ($ 2.2) million in reversals of excess restructuring reserves resulting directly from our plans for exiting activities and to involuntarily terminate and/or relocate employees of acquired companies from prior acquisitions.
We believe that the adjustment to goodwill reflects the guidance of EITF 95-3 for the following reasons. EITF 95-3 indicates that costs resulting from a plan to involuntarily terminate or relocate employees of an acquired company should be recognized as a liability assumed as of the consummation date of the purchase business combination and included in the allocation of the acquisition costs if certain criteria are met. Based on our review of EITF 95-3, we have met each of the criteria included in that guidance. Specifically, as of the consummation date, we began to assess and formulate our plan for exiting activities and to involuntarily terminate employees from the acquired companies. We finalized our plans during 2006 and communicated our plans in compliance with EITF 95-3.
EITF 95-3 also indicates that when the ultimate amount of a cost expended is less than the amount recorded as a liability assumed in a purchase business combination as a result of applying the above consensus, the excess should reduce the cost of the acquired company. Based on our review of the guidance, the above mentioned reversals should be reported as a reduction to goodwill.

Note 5: Supplemental Balance Sheet Information, page 61
Equity Method Investment
4.	Tell us where you have presented your share of the results of FARADYNE’s operations on your consolidated statement of income. Please explain how you have complied with Rule 5-03(b) 13 of Regulation S-X in presenting your equity in the earnings of unconsolidated subsidiaries and 50 percent or less owned entities.
Response:
Our share of the results of FARADYNE’s operations was included in the selling, general and administrative expense line item in our consolidated statement of income.
Rule 5-03(b) 13 of Regulation S-X indicates that the equity in earnings of unconsolidated subsidiaries should be presented as a single amount after provisions from income taxes and before income from continuing operations in our consolidated statement of income. We formed the FARADYNE joint venture in 2005 as a startup company to manufacture electric motors to be used in the distribution of certain water pumps we manufacture and sell. FARADYNE began to ship motors in late 2006; the only customers for these motors are the two joint venture partners. Since FARADYNE only manufactures electric motors for use with a limited range of water pumps, we do not foresee our share of their operations becoming material to our consolidated financial statements. Our share of the results of FARADYNE’s operations for the years ended December 31, 2006 and 2005 were less than 1.2% of income from continuing operations and less than 0.6% of selling, general and administrative expenses. Since these amounts were immaterial, less than 1.2% of any financial statement line affected by this classification, we included it in the selling, general and administrative expense line item in our consolidated statement of income versus disclosing as a single amount per the guidance of Rule 5-03(b) 13. We will continue to monitor the results of FARADYNE’s operations, and we will report them in accordance with Rule 5-03(b) 13 in the future if our share of the results of FARADYNE’s operation becomes material to our consolidated statement of income for any period.
Form 10-Q for the period ended September 29, 2007
Item 4. Controls and procedures, page 32
5.	We note your disclosure that you maintain a system of disclosure controls and procedures designed to provide ‘reasonable assurance’ as to the reliability of your published financial statements and other disclosures included in the report. While we do not object to you indicating that your system is designed to provide reasonable assurance that disclosures controls and procedures meet their stated objectives, please note that in light of that disclosure, if true, you should revise the section in future filings to also state that disclosure controls and procedures are effective at the reasonable assurance level. Otherwise, remove the term from future filings.
Response:
In future filings, we will remove the reference to reasonable assurance.
In connection with our response to these comments, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our response, please do not hesitate to call me at (763) 656-5260.
Regards,

/s/ John L/ Stauch By: John L. Stauch
Executive Vice President and Chief Financial Officer

cc:	Mr. Eric Atallah
Staff Accountant